CUSIP No. 133425108                                          Page 11 of 13 Pages




                                                                       EXHIBIT 3


                                 [ON LETTERHEAD]

July 17, 2000

Mr. David Just
Cameron Financial Corporation
1304 North Walnut Street
Cameron, MO  64429

Dear David:

We appreciate the time you and Duane spent with us on Tuesday, however, we are disappointed by what we heard. We are also concerned about Cameron's prospects given its lackluster track record over the past 5 years as a public company. Specifically, our concerns are as follows:

(1) You stated that Cameron's Board and management fully understand the pros/cons of stock repurchases. If that is true, why didn't Cameron buy back stock in the last few months when the stock was in the $11-$14 range (i.e. 55%-70% of book value)? We told you in May, during our previous visit, when the stock was trading at $12.00, that Cameron's stock was likely to never again be materially lower and even if the stock declined after Cameron bought back stock, Cameron should view a decline as an even better opportunity to purchase additional shares. At that time, you indicated that Cameron still had 35,000 shares left under its current repurchase program. We specifically indicated to you that a broker was offering a 40,000 share block at approximately $12.00. We suggested that the Company buy at least 35,000 shares of the block to complete the current buyback authorization and begin another repurchase program immediately thereafter. Apparently, Cameron's management didn't feel the stock was an attractive purchase at $12.00, because approximately two weeks later the block was still available. As you now know, we bought 25,000 shares of the block at $12.00, thus necessitating our initial form 13D filing. In our estimation, over the past two to three months at least 20% of Cameron's stock changed hands to buyers other than the Company, at prices significantly lower than the current price of $17.25. That is stock that Cameron itself should have been buying for the benefit of all shareholders. At this time, it appears most of the anxious sellers have sold their shares and the Company is unlikely to have an opportunity to buy back stock again at 60% of book value anytime soon. With the amount of excess capital that Cameron has, someone in management or on the Board should be held accountable for passing up the opportunity to aggressively buy back a significant amount of Cameron's stock at very attractive prices.



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CUSIP No. 133425108                                          Page 12 of 13 Pages



(2) When the stock was in the $12.00-$13.00 range we also provided you and Cameron's Board of Directors with a written analysis highlighting the tremendous benefits of a large stock repurchase or dutch tender in the $14.00-16.00 price range. Although Cameron still has excess capital that should be used to buy back stock, for the reasons noted above, Cameron's opportunity to repurchase large amounts of stock in the $14.00 to $16.00 range have probably passed.

(3) Now that the Company has missed the opportunity to repurchase a large amount of shares at attractive prices, we are extremely concerned when we realize shareholders have to rely solely on Cameron's earnings to create shareholder value. Surprisingly, in our recent meeting you seemed to not understand why we are concerned that Cameron's Return on Assets (ROA) and Return on Equity (ROE) have dropped every year for 5 years straight and that Cameron's Return on Equity (ROE) is only 5%, after 5 years as a public company. You responded that we, as CPA's and financial analysts, should be better able to understand Cameron's financials. Your comment suggests, as absurd as this sounds, that Cameron's historical financial performance isn't poor, it is just misunderstood. We told you that public companies such as Cameron have to earn the right to remain independent and that 5% ROE's for 5 years straight were completely insufficient.

(4) We also told you we are concerned that Cameron has too much capital invested in its headquarters and the ongoing costs were excessive for Cameron's needs. You stated that the headquarters was built to accommodate the Company's growth over a "20 year plan". We believe that type of decision-making shows not just a total disregard for the shareholders of the Company but is inappropriate for any company in a rapidly consolidating and changing industry such as banking.

We believe these issues indicate a failure in Cameron's corporate governance and a total disregard for the board's fiduciary responsibility to shareholders. Additionally, given Cameron's horrendous financial performance as a public company and its poor prospects to achieve reasonable levels of profitability anytime soon, we now believe that Cameron's only viable option to create shareholder value over a realistic time frame, is to seek the sale of the Company to a more efficient and profitable banking institution. We recommend that Cameron identify and contact institutions in its marketplace which may have an interest in acquiring Cameron. We also recommend that Cameron seek the advice and assistance of a reputable investment banking firm to assist it in this process. Cameron should also continue to consider a large stock repurchase, however, we are no longer confident that such a program can now be executed successfully.

We plan to amend our 13D filing to include this letter and modify our intent. Please feel free to contact us at any time if you or any other member of management or board would like to discuss this further. We would be pleased to meet with Cameron's Board at anytime.



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CUSIP No. 133425108                                          Page 13 of 13 Pages



Sincerely,


/s/  Richard Lashley                           /s/  John Palmer

Richard Lashley                                John Palmer
Principal                                      Principal


CC:  Cameron Financial Corporation's Board of Directors:

     Mr. Harold Lee, Chairman
     c/o Cameron Financial Corporation
     1304 North Walnut Street
     Cameron, MO  64429

     Mr. William J. Heavner
     Red X Motors Inc.
     509 Northland Drive
     Cameron, MO  64429

     Mr. Jon N. Crouch
     525 Country Club Square Drive
     Cameron, MO  64429

     Mr. William F. Barker, DDS
     Highway 69 North
     Cameron, MO 64429

     Mr. Dennis Marshall
     2150 SE Grindstone Road
     Cameron, MO  64429